UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

14 January 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File No. 333-110804, 333-132732, 333-153488 and 333-179426) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-162490, 333-169934 AND 333-182315) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

14 January 2013

Revised segmental information for prior reporting periods

Diageo has made changes in respect of the allocation of specific corporate items and the allocation of the operating profit before exceptional items of Global Supply to better reflect the geographical segment to which the cost relates. In addition, certain transaction exchange differences, previously included in Corporate, have been allocated to the geographical segments to better reflect which geographical segment the item is in respect of.

As a consequence of these allocations the operating profit before exceptional items and marketing spend by geographical segments for prior periods have been amended and the organic growth calculations updated.

Revised segmental information for the years ended 30 June 2012 and 2011 and the six month period ended 31 December 2011 are provided below.

For the second half of the financial year ending 30 June 2013 Diageo will change its internal reporting structure to reflect changes made to management responsibilities announced on 9 November 2012.

As a result of this change Diageo will report the following geographical segments both for management accounts and the external financial statements in the second half of the 2013 financial year and will restate all comparative periods.

•	North America

•	Western Europe

•	Africa, Eastern Europe and Turkey

•	Latin America and Caribbean

•	Asia Pacific

•	Corporate

A separate press release to reflect this will be issued post the publication of the results for the six months ended 31 December 2012 restating the figures for the years ended 30 June 2012, 30 June 2011 and the six months ended 31 December 2012 .

Operating profit before exceptional items

	Year ended 30 June 2012
	As reported £ million	Corporate costs £ million	Global Supply costs £ million	Allocation of exchange £ million	Restated £ million
North America	1,354	-	9	(3)	1,360
Europe	925	(6)	(14)	9	914
Africa	380	2	(1)	(3)	378
Latin America and Caribbean	383	1	(4)	(11)	369
Asia Pacific	342	(2)	2	-	342
Corporate	(186)	5	8	8	(165)
	3,198	-	-	-	3,198

	Year ended 30 June 2011
	As reported £ million	Corporate costs £ million	Global Supply costs £ million	Allocation of exchange £ million	Restated £ million
North America	1,275	(3)	(3)	(4)	1,265
Europe	796	-	-	12	808
Africa	333	4	(2)	4	339
Latin America and Caribbean	318	2	(1)	1	320
Asia Pacific	299	(3)	(1)	(9)	286
Corporate	(137)	-	7	(4)	(134)
	2,884	-	-	-	2,884

	Six months ended 31 December 2011
	As reported £ million	Corporate costs £ million	Global Supply costs £ million	Allocation of exchange £ million	Restated £ million
North America	770	(2)	-	(3)	765
Europe	542	(1)	(4)	(2)	535
Africa	196	1	-	(3)	194
Latin America and Caribbean	256	-	(1)	(4)	251
Asia Pacific	198	(1)	1	2	200
Corporate	(96)	3	4	10	(79)
	1,866	-	-	-	1,866

Marketing spend

	Year ended 30 June 2012			Year ended 30 June 2011
	As reported £ million	Corporate costs £ million	Restated £ million	As reported £ million	Corporate costs £ million	Restated £ million
North America	548	(1)	547	508	-	508
Europe	439	1	440	403	(1)	402
Africa	150	(3)	147	140	(1)	139
Latin America and Caribbean	210	(2)	208	184	(3)	181
Asia Pacific	344	(1)	343	303	-	303
Corporate	-	6	6	-	5	5
	1,691	-	1,691	1,538	-	1,538

	Six months ended 31 December 2011
	As reported £ million	Corporate costs £ million	Restated £ million
North America	290	(1)	289
Europe	248	1	249
Africa	79	(1)	78
Latin America and Caribbean	105	(2)	103
Asia Pacific	174	(1)	173
Corporate	-	4	4
	896	-	896

Organic growth for the year ended 30 June 2012

	Operating profit*		Marketing spend
Increase/(decrease)	As reported	Restated	As reported	Restated
	%	%	%	%
North America	6	7	7	7
Europe	3	1	3	3
Africa	20	16	11	9
Latin America and Caribbean	22	19	17	18
Asia Pacific	18	10	11	11
Total	9	9	8	8

* Operating profit before exceptional items

See the company’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC) for an explanation of organic movement calculations and further definitions, disclosures and information.

Contacts

Investor enquiries to:	Agnes Bota	+36 30 816 9022
	Sarah Paul	+44 (0) 20 8978 4326
	Angela Ryker Gallagher	+44 (0) 20 8978 4911
investor.relations@diageo.com

Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751
	Jessica Rouleau	+44 (0) 20 8978 4764
	Victoria Ward	+44 (0) 20 8978 4353
press.office@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 markets around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit www.diageo.com. For Diageo’s global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com. Celebrating life, every day, everywhere.

Forward-looking statements

This document contains ‘forward-looking statements’. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo’s strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the ‘risk factors’ contained in Diageo’s annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any document it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 14 January 2013	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary